Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

April 20, 2012

Item 3 News Release

The news release was disseminated on April 20, 2012 by Marketwire.

Item 4 Summary of Material Change

Augusta is pleased to announce the closing of the one year extension on the US$43 million senior secured loan (“Loan”) with RK Mine Finance Fund I (“Red Kite”).

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Vice President, Corporate Secretary

Item 9 Date of Report April 20, 2012

NEWS RELEASE

Augusta Closes Red Kite Loan Facility Extension

Denver, CO, April 20, 2012 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce the closing of the one year extension on the US$43 million senior secured loan (“Loan”) with RK Mine Finance Fund I (“Red Kite”).

As announced on February 27, 2012, the terms of the extension of the Loan include interest payable at LIBOR plus 4.50%, maturing on the earlier of (i) April 21, 2013, or (ii) the date of closing of the senior debt project financing for the Rosemont Copper project and extension of the expiry date of the existing 1,791,700 warrants, held by RK Mine Finance Trust I with an exercise price of C$3.90, by one year to April 22, 2014.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.